EXHIBIT 21

Subsidiaries of the Registrant

LoJack de Mexico, S. de R.L. de CV, a Mexican Limited Liability Company

LoJack do Brasil LTDA, a Brazilian Limitada

LoJack International Corporation, a Delaware Corporation

LoJack Italia Srl., an Italian Corporation

LoJack Global LLC, a Delaware Limited Liability Company

LoJack Operating Company, L.P., a Delaware Limited Partnership

Boomerang Tracking Inc., a Canadian Corporation

LoJack Exchangeco Canada Inc., a Canadian Corporation